PROSPECTUS SUPPLEMENT

To Prospectus dated June 15, 2001 of
Applied Digital Solutions, Inc.

        The accompanying Prospectus relates to the proposed sale of certain shares of Common Stock of Applied Digital Solutions, Inc., including 58,824 shares held by Indo American Cultural Center, who received such shares by gift from H&K Vasa Family 1999 Limited Partnership, one of the shareholders named in the accompanying Prospectus. Such shares may be sold by this individual pursuant to such Prospectus.

The date of this Prospectus Supplement is September 24, 2001.